EXHIBIT 99-8


FOR IMMEDIATE RELEASE

ACME ELECTRIC RESPONDS TO RECENT NEWS REPORTS


     EAST AURORA, N.Y., July 20, 1995 -- Acme Electric Corporation (NYSE: ACE) responded today to a report on CNBC by financial correspondent Dan Dorfman. Robert J. McKenna, Chairman and CEO, stated that, "The CNBC report failed to note that our sales have increased through this fiscal year to record levels reflecting the continued progress of our major programs providing leading products to growing markets." Mr. McKenna went on to say that, "Margins remain under pressure, however, due to escalating material costs, and our Aerospace Division continues to struggle with meeting delivery commitments to customers, which will adversely affect our fourth quarter." The Company has previously disclosed the effect of material price increases and difficulties encountered in the consolidation of its military and aerospace business. Mr. McKenna added that, "Long-term opportunities look excellent, but, in the short term, much work remains to be done." The Company reported on its financial condition and plans to seek further financing following its third quarter ending March 31, 1995.
     The Company reported record sales of $24,184,000 and net income of $334,000 for the third quarter, and expects in August to report its results for the fourth quarter and full fiscal year ending June 30, 1995. On five separate occasions since October of 1994, the Company has responded to unusual trading activity in its stock by reporting that it knew of no developments that would explain such activity. Further information is available from the Company's previous reports.
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

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